Exhibit 99.2

AMENDMENT

TO THE

AMENDED AND RESTATED

TAKE-TWO INTERACTIVE SOFTWARE, INC.

2017 STOCK INCENTIVE PLAN

This Amendment (this “Amendment”) to the Amended and Restated Take-Two Interactive Software, Inc. 2017 Stock Incentive Plan (the “Plan”), is effective as of the 23rd day of May 2022.

WHEREAS, Take-Two Interactive Software, Inc. (the “Company”) maintains the Plan; and

WHEREAS, pursuant to Section 18(a) of the Plan, the Plan may be amended by the Board of Directors of the Company (the “Board”) at any time;

WHEREAS, in accordance with the terms of that certain Agreement and Plan of Merger, dated as of January 9, 2022 (as amended from time to time, the “Merger Agreement”), by and among the Company, Zebra MS I, Inc., a Delaware corporation and a directly wholly owned subsidiary of the Company, Zebra MS II, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, and Zynga Inc., a Delaware corporation (“Zynga”), the Company acquired Zynga through a series of mergers (the “Transaction”);

WHEREAS, in accordance with, and subject to the terms and conditions of, an exception under Rule 5635(c)(3) and IM-5635-1 of the NASDAQ Market Rules and Regulations (“Rule 5635(c)(3)”), the remaining number of shares of common stock of Zynga that were available for issuance as of immediately prior to the Transaction under the Amended and Restated Zynga Inc. 2011 Equity Incentive Plan, as amended (the “Zynga Plan”), a pre-existing shareholder approved plan of Zynga, shall be available for use (after appropriate adjustment of the number of shares to reflect the Transaction) by the Company from and after the Closing (as defined in the Merger Agreement) for Awards (as defined in the Plan) made under the Plan, provided that (i) the period during which such shares are available for Awards will not be extended beyond the period during which they would have been available under the Zynga Plan, absent the Transaction and (ii) such Awards may not be granted to individuals who were employed by the Company or its subsidiaries at the time the Transaction was consummated;

WHEREAS, in accordance with, and subject to the terms and conditions of Rule 5635(c)(3) and the terms of the Merger Agreement, stock options and restricted stock units, including those subject to performance vesting conditions, granted under the Zynga Plan shall be assumed by the Company as Substitute Awards (as defined under the Plan) and be governed by the terms and conditions of the Plan (after appropriate adjustment of the number of shares to reflect the Transaction) effective as of the Closing (the “Assumed Awards”);

WHEREAS, the Board authorized the adoption of an amendment to the Plan increasing the number of shares of Stock (as defined in the Plan) available for Awards by the remaining number of shares of common stock under the Zynga Plan as of immediately prior to the Transaction and approving the assumption of the Assumed Awards as Substitute Awards under the Plan; and

WHEREAS, the Company now desires to amend the Plan to increase the maximum number of shares of Stock available for Awards by a number of shares of Stock representing the number of shares of Zynga common stock (x) underlying the Assumed Awards, as adjusted to reflect the Transaction, and (y) that were available for grant under the Zynga Plan as of immediately prior to the Transaction, as adjusted to reflect the Transaction; provided, that (i) the period during which such shares are available for Awards will not be extended beyond the period during which the shares would have been available under the Zynga Plan, absent the Transaction, and (ii) such Awards may not be granted to individuals who were employed by the Company or its subsidiaries at the time the Transaction was consummated.

NOW, THEREFORE, subject to the occurrence of the Closing, the Plan is hereby amended as follows:

1.	Amendments to the Plan.

a.	Section 4(a) of the Plan is hereby amended to add the following to the end thereof:

“In addition, and subject to Section 11 hereof, effective as of May 23, 2022, an additional 15,368,500 shares of Stock (the ‘Zynga Share Reserve’) may be issued pursuant to Awards to Eligible Persons other than any such Eligible Person who was employed or retained by the Company or its Affiliates (other than Zynga Inc. and its subsidiaries as of May 23, 2022) on May 23, 2022 (the ‘Zynga Awards’), which includes 5,923,235 shares of Stock currently outstanding pursuant to the grant of Options or Restricted Stock Units that were assumed by the Company on May 23, 2022 as Substitute Awards.”

b.	The following is hereby added as the fourth sentence of Section 4(b) of the Plan:

“To the extent that a Zynga Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without delivery to the Participant of the full number of shares of Stock to which the Zynga Award related, the undelivered shares of Stock will again be available for grant pursuant to the Zynga Share Reserve.”

2.         Ratification and Confirmation. Except as specifically modified by this Amendment, the Plan is hereby ratified and confirmed in all respects and remains valid and in full force and effect. Whenever the Plan is referred to in this Amendment or in any other agreement, document or instrument, such reference shall be deemed to be to the Plan, as amended by this Amendment, whether or not specific reference is made to this Amendment.

3.         Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to the principles of conflicts of laws thereof.

4.         Headings. Section headings are for convenience only and shall not be considered a part of this Amendment.

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has executed this instrument as of the 3rd day of June 2022 on behalf of the Board.

TAKE-TWO INTERACTIVE SOFTWARE, INC.
By:	/s/ Matthew Breitman
Name: Matthew Breitman
Title: Senior Vice President, General Counsel Americas & Corporate Secretary